Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF SKYWATER TECHNOLOGY, INC.

ARTICLE I

Name

The name of the corporation is SkyWater Technology, Inc. (the “Corporation”).

ARTICLE II

Address; Registered Office and Agent

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Capital Stock

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares, all of which shall be shares of Common Stock with the par value of $0.01 per share.

ARTICLE V

Board of Directors

5.1 General. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors (the “Board”). Unless and except to the extent that the Bylaws of the Corporation (the “Bylaws”) shall so require, the election of directors need not be by written ballot.

5.2 Adoption, Amendment or Repeal of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, amend and repeal Bylaws, subject to the power of the stockholders of the Corporation to adopt, amend and repeal any Bylaws whether adopted by them or otherwise.

ARTICLE VI

Limitation of Liability

To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. References in this ARTICLE VI to an “officer” shall mean a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer” as defined in Section 102(b)(7) of the DGCL. Any amendment or repeal of this ARTICLE VI shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.

ARTICLE VII

Indemnification

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, votes of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal, or modification of the foregoing provisions of this ARTICLE VII shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE VIII

Certificate Amendments

The Corporation reserves the right at any time, and from time to time, to amend or repeal and/or eliminate any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this ARTICLE VIII.

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